Response Biomedical Corporation Reports 2007 Financial Results

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, March 31, 2008 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) reported that it recorded total revenues of $4,084,116 and a net loss of $13,901,041 or ($0.12) per share for the year ended December 31, 2007. Additionally, the Company announced that as of December 31, 2007 it had approximately $8.2 million in working capital. For a further discussion of the Company’s financial results for the year ended December 31, 2007, please refer to the Company’s audited consolidated financial statements and related Management Discussion and Analysis, which can be found at www.responsebio.com, SEDAR (Canada) www.sedar.com or EDGAR (US) www.sec.gov/edgar/searchedgar/webusers.htm. Information at these sites is typically available within 24 hours of the distribution of the news release.

Corporate Update

“I’m very happy to have joined Response Biomedical in September 2007,” said S. Wayne Kay, CEO. “It has been an extremely interesting and invigorating few months as we focused on finalizing two important submissions to the U.S. Food and Drug Administration for clearance of both our RAMP® NT-proBNP Test for diagnosis of congestive heart failure and our Rapid Influenza A+B Test (Flu A+B). We have also concentrated our energy on pursuing a worldwide marketing partner for our cardiovascular line of RAMP® rapid tests,” continued Mr. Kay. “In conjunction with 3M Company, our work is ongoing to lay the groundwork for the launch of the Flu A+B Test. 3M anticipates launching prior to the 2008-09 flu season in certain markets around the world. We have also initiated feasibility work on identifying the next infectious disease tests for 3M to market.”

“We see 2008 as very promising. We see a growing emphasis on preventive medicine and testing, which we believe will spur the demand for the adoption of point-of-care diagnostics for screening, for emergency applications and for monitoring the health status of the patient. As we have just moved to our new state-of-the art facility and begin the scale-up of our manufacturing capabilities to meet projected partners’ demand, we believe the Company is well-positioned to capitalize on these large and growing markets.”

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About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a portable fluorescent reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests. In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Analyst Conference Call

An Analyst Conference Call will be conducted today, March 31, 2008 at 5:30 p.m. Eastern Time/2:30 p.m. Pacific Time. Analysts and institutional investors are invited to dial in to the call at 1-800-733-7571 or 604-677-8677. Media and all other interested parties are asked to listen to the Web cast at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2167880. The Web cast will be available for 90 days following the live transmission.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers,

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manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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